Exhibit 99.7

April 25, 2017

The Manager – Listing

BSE Limited

(BSE: 507685)	022 22723121

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)	022 26598237

The Market Operations,

NYSE, New York

(NYSE: WIT)	0012126565780

Dear Sir/Madam,

Sub: Outcome of Board Meeting

The Board of Directors of Wipro Limited have at their meeting held over April 24-25, 2017, which concluded at 4.00 PM on April 25, 2017, considered and approved the following:

1.	Financial results of the Company for the quarter and year ended March 31, 2017. Pursuant to Regulation 33 of the Listing Regulations, we are enclosing Audited Standalone and Consolidated financial results under IndAS and Audited Consolidated financial results under IFRS for the quarter and year ended March 31, 2017 together with the Auditors Report. We have also uploaded the results on the Stock Exchange Websites at http://www.nseindia.com/corporates/ and http://www.bseindia.com/markets/ and on the Company’s website at www.wipro.com.

2.	Re-appointment of Mr. Azim H Premji as Chairman and Managing Director for a period of 2 years from July 31, 2017, subject to approval of Members of the Company.

3.	Re-appointment of Mr. William Arthur Owens as an Independent Director for a term of 5 years from August 1, 2017, subject to approval of Members of the Company.

Further, the Board of Directors of the Company has recommended the following for approval of the Members through Postal Ballot and e-voting:

1.	Increase in Authorised Share Capital of the Company from Rs. 610,00,00,000/- (Rupees Six Hundred and Ten Crores) to Rs. 1126,50,00,000/- (Rupees One Thousand One Hundred and Twenty Six Crores and Fifty Lakhs) by creation of additional 258,25,00,000 (Two Hundred and

Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore – 560035, India.

Tel: +91-80-2844 0011, Fax: +91-80-2844 0054, Website: www.wipro.com, Email: info@wipro.com, CIN No. L32102KA1945PLC020800

Fifty Eight Crores and Twenty Five Lakhs) equity shares of Rs.2/- (Rupees Two each) and consequent amendment to clause V of the Memorandum of Association of the Company.

2.	Issue of Bonus Shares in the proportion of 1:1, that is 1 (One) bonus equity share of Rs. 2/- each for every 1 (One) fully paid-up equity share held (including ADS holders) as on the record date, subject to approval of the Members of the Company. The record date for reckoning eligible shareholders (including ADS holders) entitled to receive bonus shares will be fixed in due course.

As per regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find below disclosure regarding issue of bonus shares:

Whether bonus is out of free reserves created out of profits or securities premium account	The bonus shares will be issued out of free reserves of the Company available as at March 31, 2017

Bonus Ratio	1:1, that is 1 (One) bonus equity share of Rs. 2/- each for every 1 (One) fully paid-up equity share held (including ADS holders) as on the record date to be decided.

Details of share capital – pre and post bonus issue	The pre-bonus paid-up share capital as on the date of this letter is Rs. 486,42,58,846/- consisting of 243,21,29,423 equity shares of Rs. 2/- each.

The post-bonus paid-up share capital is expected to be around Rs. 972,85,17,692/- consisting of 486,42,58,846 equity shares of Rs. 2/- each. The actual number of bonus shares to be issued will be determined based on the paid-up share capital as on the record date.

Free reserves required for implementing the bonus issue	Rs. 486,42,58,846/-. The actual amount will be determined based on the paid-up share capital as on the record date.

Free reserves available for capitalization and the date as on which such balance is available	Free Reserves of 44,816,38,39,387/- as at March 31, 2017

Whether the aforesaid figures are audited	Yes

Estimated date by which such bonus shares would be credited/dispatched	Within 2 months from the date of Board approval, i.e. by June 24, 2017

The process, timelines and other requisite details with regard to the postal ballot will be communicated in due course.

Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore – 560035, India.

Tel: +91-80-2844 0011, Fax: +91-80-2844 0054, Website: www.wipro.com, Email: info@wipro.com, CIN No. L32102KA1945PLC020800

Separately, we would like to inform you that the issuance of bonus shares was not part of agenda papers for the Board Meeting held over April 24-25, 2017. However, during the course of discussions at this meeting, the Board with a view to encouraging the participation of small investors by making equity shares of the Company affordable, increasing the liquidity of the equity shares and to expand the retail shareholder base, considered, deliberated and approved the aforesaid bonus issue.

For WIPRO LIMITED

M Sanaulla Khan

Company Secretary

Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore – 560035, India.

Tel: +91-80-2844 0011, Fax: +91-80-2844 0054, Website: www.wipro.com, Email: info@wipro.com, CIN No. L32102KA1945PLC020800